TRANSPARENTBUSINESS, INC.

228 Park Ave South 16065

New York, New York 10003

January 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	TRANSPARENTBUSINESS, INC.

Registration Statement on Form 10

Filed April 30, 2021

File No. 000-56276

Ladies and Gentlemen:

Pursuant to Section 12(d) under the Securities Exchange Act of 1934, as amended, TransparentBusiness, Inc. (the “Company”) hereby respectfully requests that the Company’s General Form for Registration of Securities on Form 10-12G, together with all exhibits and amendments thereto, originally filed on April 30, 2021 be withdrawn, and that an order of the Securities and Exchange Commission granting such withdrawal be included in the Company's file for such Form for Registration. The Company will be refilling the Form 10-12G once certain amendments are made.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Richard Devlin, Senior Vice President and General Counsel, TransparentBusiness, Inc., at the above-mentioned address, with a copy to Michael J. Blankenship, Winston & Strawn LLP, 800 Capital St., Suite 2400, Houston, TX 77002.

Please do not hesitate to contact Michael J. Blankenship at (713) 651-2678 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

TRANSPARENTBUSINESS, INC.,

By:	/s/ Richard Devlin
Richard Devlin
Senior Vice President and General Counsel

cc:	Michael J. Blankenship

Winston & Strawn LLP